Exhibit 99
	For Release:	August 3, 2016
	Investor Contact:	Vince Meyer
218-723-3952
vmeyer@allete.com

NEWS

ALLETE, Inc. reports second quarter 2016 earnings

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported second quarter 2016 earnings of 50 cents per share on net income of $24.8 million and operating revenue of $314.8 million. Last year’s results were 46 cents per share on net income of $22.5 million and operating revenue of $323.3 million, and included profit recognition of $1.5 million after-tax, or 3 cents per share, for the construction of a wind energy facility which was sold to Montana-Dakota Utilities in the fourth quarter of 2015. Net income in 2015 also included acquisition costs of $0.9 million, or 2 cents per share.

“We are encouraged by developments in the quarter that point to improved future production levels for Minnesota Power’s taconite customers", said ALLETE Chairman, President and CEO Al Hodnik. “As expected, second quarter results were impacted by lower sales to taconite customers, and we continued to proactively manage the impact by utilizing the wholesale power markets and tightening operating and maintenance expenses."

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power, and the Company’s investment in the American Transmission Co. (ATC), recorded net income of $22.6 million, a decrease of $0.7 million from 2015 second quarter net income. At Minnesota Power, lower industrial sales and higher depreciation and property tax expenses were partially offset by increased sales to other power suppliers and lower operating and maintenance expense. In addition, our equity earnings in ATC decreased $0.4 million after-tax, due to period over period changes in ATC’s estimate of a refund liability related to Midwest Independent System Operator return on equity complaints.

ALLETE’s Energy Infrastructure and Related Services businesses, which include ALLETE Clean Energy and U.S. Water Services, recorded net income of $2.6 million and $1.0 million, respectively. Earnings at ALLETE Clean Energy decreased $0.4 million primarily due to 2015 results including the previously mentioned profit recognition of $1.5 million after-tax for the construction and sale of a wind energy facility to Montana-Dakota Utilities in 2015. Net income at ALLETE Clean Energy in 2016 also included higher earnings from a full quarter of a wind energy facility acquired in July of 2015, and $0.9 million of lower acquisition costs. Earnings at U.S. Water Services increased $0.4 million reflecting lower amortization expense related to purchase accounting adjustments from the 2015 acquisition. 2016 also reflects increased investments in back office systems and support at U.S. Water Services as we create a platform for future growth.

The Corporate and Other segment, which includes BNI Energy and ALLETE Properties, posted a net loss of $1.4 million for the quarter, compared to a net loss of $4.4 million in 2015. The decreased loss was primarily the result of lower income tax expense compared to the second quarter of 2015.

ALLETE will host a conference call and webcast at 10 a.m. Eastern Time this morning to discuss details of its financial performance and earnings guidance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through August 7, 2016 by calling (855) 859-2056, pass code 43088897. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, U.S. Water Services headquartered in St. Michael, Minn., BNI Energy in Center, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.
ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.
Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

Operating Revenue	$314.8	$323.3	$648.6	$643.3
Operating Expenses
Fuel and Purchased Power	78.1	80.1	155.0	166.1
Transmission Services	16.1	11.3	32.9	26.2
Cost of Sales	33.4	52.3	66.7	83.5
Operating and Maintenance	82.0	85.4	160.1	165.1
Depreciation and Amortization	48.7	41.3	96.8	80.3
Taxes Other than Income Taxes	14.3	13.4	28.1	26.2
Total Operating Expenses	272.6	283.8	539.6	547.4
Operating Income	42.2	39.5	109.0	95.9
Other Income (Expense)
Interest Expense	(17.4)	(16.2)	(34.3)	(31.3)
Equity Earnings in ATC	4.1	4.7	8.9	8.6
Other	0.6	0.7	1.6	1.8
Total Other Expense	(12.7)	(10.8)	(23.8)	(20.9)
Income Before Non-Controlling Interest and Income Taxes	29.5	28.7	85.2	75.0
Income Tax Expense	4.7	6.4	14.0	12.6
Net Income	24.8	22.3	71.2	62.4
Less: Non-Controlling Interest in Subsidiaries	—	(0.2)	0.5	—
Net Income Attributable to ALLETE	$24.8	$22.5	$70.7	$62.4
Average Shares of Common Stock
Basic	49.3	48.6	49.2	47.7
Diluted	49.5	48.7	49.3	47.8
Basic Earnings Per Share of Common Stock	$0.50	$0.46	$1.44	$1.31
Diluted Earnings Per Share of Common Stock	$0.50	$0.46	$1.43	$1.30
Dividends Per Share of Common Stock	$0.52	$0.505	$1.04	$1.01

Consolidated Balance Sheet
Millions - Unaudited

	Jun. 30,	Dec. 31,		Jun. 30,	Dec. 31,
	2016	2015		2016	2015
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$91.9	$97.0	Current Liabilities	$271.6	$274.8
Other Current Assets	262.4	274.0	Long-Term Debt	1,498.9	1,556.7
Property, Plant and Equipment - Net	3,631.3	3,669.1	Deferred Income Taxes	595.1	579.8
Regulatory Assets	359.1	372.0	Regulatory Liabilities	94.6	105.0
Investment in ATC	129.0	124.5	Defined Benefit Pension & Other	204.5	206.8
Other Investments	72.3	74.6	Other Non-Current Liabilities	340.8	349.0
Goodwill and Intangibles - Net	212.7	215.2	Shareholders’ Equity	1,852.1	1,822.4
Other Non-Current Assets	98.9	68.1
Total Assets	$4,857.6	$4,894.5	Total Liabilities and Shareholders’ Equity	$4,857.6	$4,894.5

	Quarter Ended		Six Months Ended
ALLETE, Inc.	June 30,		June 30,
Income (Loss)	2016	2015	2016	2015
Millions
Regulated Operations	$22.6	$23.3	$65.0	$64.3

Energy Infrastructure and Related Services
ALLETE Clean Energy	2.6	3.0	8.7	5.5
U.S. Water Services	1.0	0.6	0.5	0.5

Corporate and Other	(1.4)	(4.4)	(3.5)	(7.9)
Net Income Attributable to ALLETE	$24.8	$22.5	$70.7	$62.4
Diluted Earnings Per Share	$0.50	$0.46	$1.43	$1.30

Statistical Data
Corporate
Common Stock
High	$64.69	$52.98	$64.69	$59.73
Low	$53.47	$46.27	$48.26	$46.27
Close	$64.63	$46.39	$64.63	$46.39
Book Value	$37.51	$36.37	$37.51	$36.37

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	237	227	566	583
Commercial	339	331	707	715
Municipal	187	187	406	420
Industrial	1,513	1,575	3,107	3,525
Total Retail and Municipal	2,276	2,320	4,786	5,243
Other Power Suppliers	1,185	1,113	2,315	2,004
Total Regulated Utility Kilowatt-hours Sold	3,461	3,433	7,101	7,247

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal
Residential	$24.9	$24.1	$57.8	$59.1
Commercial	31.5	31.5	64.0	65.1
Municipal	15.3	14.5	31.2	30.5
Industrial	96.6	104.2	196.5	218.9
Total Retail and Municipal	168.3	174.3	349.5	373.6
Other Power Suppliers	44.2	37.6	86.4	71.3
Other	22.4	18.1	51.3	47.9
Total Regulated Utility Revenue	$234.9	$230.0	$487.2	$492.8

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.